Exhibit 99.1

Purpose of the Outreach

At our annual meeting of stockholders on June 7, 2011, our stockholders will be asked to authorize an offer to exchange on a value-for-value basis certain stock options held by our employees and directors for a lesser number of restricted stock units (“RSUs”).  In connection with the vote on the proposed stock option exchange program, we are making every effort to assist our stockholders in understanding the program and to facilitate prompt voting.

Your vote is important.  Our board of directors has unanimously recommended that you vote “FOR” the proposal.

How the Exchange Program Would Work

•                  Current employees and directors would have the opportunity to surrender outstanding options with exercise prices substantially above the current market price in exchange for a new award of RSUs.

•                  Only stock options with an exercise price higher than the highest market price of our common stock in the 52 weeks preceding the commencement date of the exchange program would be eligible to be exchanged.  Moreover, options granted within one year before the anticipated completion date of the exchange program would not be eligible for exchange.

•                  At the time the exchange ratios are set, the fair value of the new RSUs would not exceed the fair value of the options surrendered — called a “value-for-value” exchange — except that, in the case of our directors, including our three most senior executive officers (our Chairman of the Board and Chief Executive Officer, our Vice Chairman and Chief Administrative Officer, and our Chief Executive Officer—Asia-Pacific Region), the fair value of RSUs issued in exchange for any surrendered options would be less than or equal to 50% of the fair value of the surrendered options.

•                  All new RSUs issued in exchange for vested options that are surrendered would be subject to an additional vesting period of at least one year.  In the case of surrendered options that are not yet vested, the vesting period of new RSUs would be not less than one year or the remaining vesting period of the surrendered options, whichever is longer.

Key Considerations

We highlight below certain key aspects of the proposal.

•                  We depend on stock options to provide a substantial portion of compensation for key employees and directors, in order to provide a strong incentive to them and to encourage their long-term service.  Approximately 96% of our outstanding options are currently underwater.  The weighted average exercise price of the options that we anticipate will be eligible to be exchanged is $23.28.  Our ability to execute our company strategy depends on retaining our employees and motivating them to aggressively pursue new business opportunities.  Substantially underwater stock options provide little or no retention value and, in fact, have a de-motivating effect.  Accordingly, we believe that the exchange proposal is a very important means of retaining and motivating employees whose dedication is needed to execute our strategy and create stockholder value, without incurring significant additional accounting expense.

•                  The number of new RSUs issued to a participant would be substantially smaller than the number of options surrendered by the participant, thereby reducing the number of outstanding equity awards and potential future dilution.  Based on the assumptions used in the hypothetical illustration on page 59 of our proxy statement (including full participation by participants), 5,162,957 options would be surrendered in exchange for 922,891 RSUs.

•                  As discussed on page 56 of the proxy statement, in the absence of a successful exchange program, additional shares under our equity compensation plan likely would be needed.  Based on the terms of our equity program and our current expectations, we believe that approval and completion of the exchange program (combined with the proposed amendments to our equity compensation plan contemplated under Proposal 4 in the proxy statement) should enable us to operate our equity compensation programs for three years without seeking additional shares.  Avoiding a near-term need for additional shares under our equity compensation plan is a key objective of the program.

•                  We understand that the negative recommendation from ISS and Glass Lewis with respect to the exchange program is based in part on the fact that directors and executive officers are eligible to participate.  In designing the program, we concluded that excluding directors and executive officers would substantially undermine the objectives of the program, including the important objective of avoiding a near-term request for additional shares under our equity compensation plan.  Although we recognize the concern raised by ISS and Glass Lewis regarding director and executive officer participation, we believe our exchange program addresses this concern by providing that the value of any RSUs that would be issued in exchange for options held by our three most senior executives (who are also directors) and all of our other directors would be deeply discounted — by at least 50%.  These employee and non-employee directors hold more than 1.9 million of the options that we expect to be eligible for exchange.  Therefore, a significant portion (approximately 38%) of the options that we expect to be eligible for exchange will be subject to this discount provision.  We believe that the analyses of ISS and Glass Lewis did not accord sufficient weight to this novel, stockholder-friendly feature of our program.

•                  We also note that, unlike the way many exchange programs are designed where one exchange ratio may apply across multiple classes of options, we will establish a separate exchange ratio for each class of options.  This class-specific exchange ratio will be designed to be either value neutral or possibly value enhancing for the Company and its stockholders.  Accordingly, participants will not be able to “cherry pick” which class of options to exchange based on their assessment that an exchange ratio would result in a grant of RSUs with a value that is higher than the value of that particular class of options.

Your vote is important.  For the reasons described above and in the proxy statement, we urge you to vote “FOR” Proposal 3 to authorize the stock option exchange program.

Even if voting instructions for your proxy have already been given, you can change your vote at any time before the annual meeting by giving new voting instructions as described in more detail in the proxy statement.